September 16, 2024

Via Edgar Transmission

Mr. Scott Anderegg / Mr. Donald Field

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Fast Track Group Registration Statement on Form F-1 Filed September 6, 2024 File No. 333-281969

Dear Mr. Anderegg /Mr. Field:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 13, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1

Notes to Consolidated Financial Statements

Note 2.1 Restatement of Consolidated Financial Statements, page F-13

1.	We note that you have restated your financial statements and footnote for the correction of an error, but do not explain the original accounting for the transaction for the waiver of debt from a related party. Please revise your disclosure to reflect a description of the nature of the error that resulted in the restatement of capital contributions from a director.

Refer to ASC 250-10-50-7.

Response: The Company respectfully advises the Staff that the above has been updated on page F-13.

2.	We note that your financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. Please revise the tabular reconciliation of previously reported to restated amounts to present amounts in your reporting currency rather than in US Dollars consistent with your other footnotes.

Response: The Company respectfully advises the Staff that the previously reported amounts have been revised to address the above on page F-13.

Exhibit 5.1

Legal Opinion, page II-4

3.	We note that you have not identified the number of shares to be registered. Please file a revised opinion identifying the number of shares covered by the opinion. Additionally, please file a revised opinion which provides the appropriate opinions for the offering of the underwriter warrants and underlying shares. In this regard, we note that opinion paragraph 3 only covers the shares to be offered in the initial public offering and does not cover the securities being offered to the underwriter as compensation.

Response: The Company respectfully advises the Staff that the above has been revised and has been included in the exhibits index.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm, page II-4

4.	Please arrange to have your auditors revise their consent to properly refence to the dual dated auditors report on July 8, 2024 except Note 2.1 for the Restatement of Consolidated Financial Statements as to which the date is September 6, 2024.

Response: The Company respectfully advise the Staff that the relevant consent has been included in the exhibits index.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com